UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-08637

Investment Company Act File Number

The Pacific Corporate Group Private Equity Fund

(exact name of registrant as specified in its charter)

Delaware	33-0780626
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 181978, Coronado, California	92178
1015 Ocean Boulevard, Coronado, California	92118
(Address of principal executive offices)	(Zip Code)

(619) 522-0100

(Registrant’s telephone number)

Part I -- Rule 8b-25

The Pacific Corporate Group Private Equity Fund (the “Fund”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q, which is filed pursuant to Rule 30b1-5 under the Investment Company Act, be extended from March 1, 2014 to April 30, 2014 as provided in Rule 8b-25.  This Application is substantially identical to the Application filed by the Fund in February 2013.

Narrative:

The Fund is a Delaware business trust that was formed on September 22, 1997 and completed the initial offering of its shares in a private placement to accredited investors and began operations on February 9, 1998.  The Fund is registered under the Investment Company Act as a closed-end management investment company.  The Fund’s original scheduled termination date was December 31, 2009, which was previously extended until December 31, 2012.  Beginning January 1, 2013, the Fund has entered into liquidation.

The objective of the Fund is to achieve rates of return superior to public market investment alternatives, while reducing risks through the diversification of investments within the private market.  The Fund seeks to achieve this objective through selected private market equity and equity-related investments primarily in a portfolio of private equity funds (“Private Equity Fund Investments”) and, with respect to up to 25% of committed capital, direct investment in private or public operating companies (“Direct Investments”).

Rule 30b1-5 under the Investment Company Act requires that registered management investment companies file a quarterly report on Form N-Q not more than 60 days after the close of their first and third quarters of each fiscal year disclosing a schedule of portfolio holdings as of the close of such quarters. The Fund has a fiscal year that ends on March 31 and thus is required to file Form N-Q with regard to its quarters ending December 31 and June 30.  Form N-Q requires that the Fund’s chief executive officer and its chief financial officer certify as to the accuracy of financial information included in the Form N-Q.

The Private Equity Fund Investments, whose fair value comprised 100% of the Fund’s portfolio investments (excluding cash and cash equivalents) at September 30, 2013, each have December 31 fiscal year ends and in most cases do not provide the Fund with their December 31 audited financial information until April.  In order to complete their financial statements, the Private Equity Fund Investments must obtain the audited December 31 financial information from their portfolio companies and, in turn, incorporate the results of the portfolio companies into their own audited financial statements.  Further, a substantial portion of the portfolio companies of the Private Equity Fund Investments are private companies for which the Fund has no ability to obtain information other than through the Private Equity Fund Investments.  The Fund disposed of its last Direct Investment in July, 2013.

As a result, although the Fund is required to file a Form N-Q by March 1st, it will not receive the financial information necessary to complete the Schedule of Portfolio Holdings from its portfolio investments prior to that date.  In the absence of that information the Fund is not able to produce reliable valuations appropriate for inclusion in the Schedule of Portfolio Holdings required to be contained in the Form N-Q. In addition, by March 1st the Fund’s CEO will not have a sufficient basis upon which to certify the Schedule of Portfolio Holdings as required by the Form N-Q.

The Fund notes that the stated purpose of the Commission in adopting the quarterly filing requirement was to make public the holdings of registered management investment companies on a more frequent basis so that investors would be informed of the holdings.  Since its inception, on a quarterly basis the Fund has distributed to its shareholders full financial statements, including a schedule of portfolio investments, once it receives the information necessary to complete the financial statements.  Although the distribution of this information does not occur by March 1st, because the Fund’s portfolio is comprised primarily of illiquid, long-term investments, the schedule of portfolio holdings for the Fund does not change significantly from quarter to quarter.  In addition, the listed investments are largely private entities for which investors will be generally unable to obtain information from other sources. The Fund has fully invested or committed for investment all of its capital available for investment and will not make any new investments. The Private Equity Fund Investments typically have terms of ten to fifteen years and the Fund has never disposed of a Private Equity Fund Investment. The Fund notes that its roster of portfolio investments has not changed since January 2004, other than for the deletion of one Direct Investment that was written off, the disposal or liquidation of all other Direct Investments, the liquidation of seven Private Equity Fund Investments and a change in a name of one Private Equity Fund Investment.

The Fund also believes that the extension of time requested in this Application will not disadvantage trading in its shares since there has been no significant trading of interests in the Fund from inception.  The shares were initially offered in a private placement and no trading market exists for the shares.  During 2013, none of the 108,660 outstanding shares were transferred by investors.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report.  The facts and circumstances described above clearly indicate that it is impractical for the Fund to furnish a Form N-Q by March 1st.  Further, the Fund strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.  Finally, it is noted that the Fund previously obtained extensions of time with respect to the filing of its Form N-Q for each of the periods ended December 31, 2004, through December 31, 2012 through the filing of applications substantially identical to this Application.

Part II -- Other Information

(1) Name and telephone number of person to contact with respect to this notification:

Christopher J. Bower	619	522-0100
(Name)	(Area Code)	(Telephone Number)

SIGNATURES

The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND

By:

/s/ Christopher J. Bower

Christopher J. Bower

President

January 23, 2014

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, as amended, The Pacific Corporate Group Private Equity Fund declares that this Application is signed by Christopher J. Bower, President of said Fund, pursuant to the general authority vested in him as such by its Second Amended and Restated Declaration of Trust, dated February 9, 1998, as amended, by its By-Laws and by a resolution of the Board of Trustees dated May 14, 2013.

THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND

By:

/s/ Christopher J. Bower

Christopher J. Bower

President

Dated:

January 23, 2014

State of: California

County of: San Diego,  ss.:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application of Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended, dated January 23, 2014 for and on behalf of The Pacific Corporate Group Private Equity Fund; that he is the duly elected and qualified President of The Pacific Corporate Group Private Equity Fund; and that all action necessary to authorize deponent to execute and file such an instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher J. Bower

Christopher J. Bower

President

Subscribed and sworn to before

me, a Notary Public, this 23rd day

of January, 2014.

/s/ Joshua D. Perri

My commission expires March 24, 2016

Joshua D. Perri

Commission # 1973086

Notary Public – California

San Diego County

My Comm. Expires Mar 24, 2016